FORM 6-K/A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2006

                        Commission File Number 000-51141

                                  DRYSHIPS INC.

                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]  Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [_]    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this Report on Form 6-K/A as Exhibit 1 is the amended operating report of DryShips Inc. (the "Company") for the quarter ended March 31, 2006. This Form 6-K/A amends and restates in its entirety the Form 6-K filed on June 9, 2006 containing the Company's operating report for the quarter ended March 31, 2006.

This Report on Form 6-K/A is hereby incorporated by reference into the Company's Registration Statement on Form F-3/A filed on May 3, 2006 (Registration No. 333-133482).

                                                                       Exhibit 1

                                  DRYSHIPS INC.


First Quarter 2006 Financial Results

For the first quarter ended March 31, 2006, Net Revenues (Voyage revenues less voyage expenses, excluding bunkers) amounted to $50.2 million as compared to $28.0 million for the first quarter ended March 31, 2005 and Operating Income was $ 24.1 million as compared to $19.8 million as of March 31, 2005. Net Income for the first quarter of 2006 was $18.1 million as compared to $19.6 million in the quarter ended March 31, 2005 and Earnings Per Share (EPS) calculated on 30,350,000 weighted average basic and diluted shares outstanding were $0.60 as compared to $0.79 in the quarter ended March 31, 2005 calculated on 24,702,222 weighted average basic and diluted shares outstanding. EBITDA(1) for the first quarter of 2006 was $38.0 million as compared to $23.1 million in the quarter ended March 31, 2005.

An average of 27 vessels were owned and operated during the first quarter of 2006, earning an average Time Charter Equivalent, or TCE, rate of $21,324 per day as compared to an average of 8.6 vessels owned and operated during the first quarter of 2005 earning an average TCE rate of $36,430 per day.

New Credit Facility

On March 31, 2006 DryShips entered into a new credit facility with HSH Nordbank acting as Lead Arranger and Agent and with HSH Nordbank and Bank of Scotland acting as joint underwriters.

The new facility provides for an amount of up to $628.75 million in total of which $557.5 million is to be used for the purpose of refinancing existing indebtedness, financing the acquisition costs of the Hille Oldendorff and providing the Company with working capital, with a term of 10 years maturing in May 2016 and up to $71.25 million for the acquisition of additional vessels.

On April 5, 2006, the Company drew down $553.3 million for the refinancing of existing debt together with the financing for the Hille Oldendorff and for working capital.

Total principal repayments under the new facility are $36.0 million for the remainder (9 months) of 2006, followed by $55.5 million in 2007, $49.0 million in 2008, $45.5 million in 2009 and $252.0 million in 2010 thru 2015 and $115.3 million in 2016.

Capitalization

Total debt net of deferred financing fees to total capitalization (total debt net of deferred financing fees and stockholders' equity) at March 31, 2006 was 57.88% and net debt (total debt net of deferred financing fees less cash and cash equivalents and restricted cash) to total capitalization (total debt net of deferred financing fees and stockholders' equity) was 56.48%.

---------------------
(1) Please see below for a description of EBITDA and a reconciliation of EBITDA to Net cash provided by Operating activities.

As of May 31, 2006 the Company had a total liquidity of approximately $64.15 million consisting of $19.4 million in cash and cash equivalents and an undrawn balance of $44.75 million available under the new credit facility.

Fleet Expansion

During the first quarter of 2006, DryShips announced two accretive acquisitions that expanded the fleet to a total of 29 vessels with a total carrying capacity of approximately 2.4 million dwt, while at the same time enhancing the predictability and stability of the Company's earnings as both vessels were acquired with period employment.

In March 2006, DryShips exercised its purchase option for the Hille Oldendorff, a 2005 built, 55,566 dwt, handymax drybulk carrier, which was delivered on April 19, 2006. The vessel was purchased for a total price of $40.76 million with a bareboat charter attached at $19,745 per day, net of commissions, until March 2007. The seller was an affiliated company of DryShips that acquired the vessel in late October 2005 from an unaffiliated company. The vessel was partly financed by a short-term unsecured sellers' credit for an amount of $3.25 million. The sellers' credit, which bears interest at LIBOR plus a margin of 1.5%, is repayable not later than March 2007.

In April, 2006, DryShips entered into an agreement to acquire the Maganari, a 2001 built second-hand 75,941 dwt Panamax drybulk carrier, which was delivered on May 15, 2006. The vessel was purchased for a total price of $35.4 million with a time charter attached at a daily rate of $29,000 until February 2007 and thereafter at a daily rate of $18,400 until February 2008. The seller was an unaffiliated company. The vessel was partly financed with a $8.84 million short term unsecured fully subordinated bridge loan provided by an affiliated company that accrues interest of $100,000 per month pro-rata until December 31, 2006.

Dividend Payment

In April 2006, DryShips declared and paid its quarterly dividend of $0.20 per common share. This was the fourth consecutive dividend payment since the Company went public in 2005. Since that time, DryShips has paid a total of $0.80 per share in dividends.

Fleet Data

Average number of vessels (1)                    27.00                   8.6
Total voyage days for fleet (2)                  2,381                   774
Total calendar days for fleet (3)                2,430                   774
Fleet Utilization (4)                            98.0%                100.0%
Average Daily Results
Time charter equivalent (5)                    $21,324               $36,430
        Capesize (5)                           $33,768               $74,244
        Panamax(5)                             $19,698               $30,927
        Handymax(5)                            $15,063               $15,288
Vessel operating expenses (6)                   $4,318                $5,081
Management fees                                   $594                  $709
General and administrative expenses (7)           $399                $1,002
Total vessel operating expenses (8)             $5,311                $6,792


(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(3) Calendar days are the total days the vessels were in our  possession for the
relevant  period   including  off  hire  days  associated  with  major  repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.


Fleet Employment

We actively and strategically employ our vessels in the spot charter market (under charters that generally last for periods of 10 days to four months), under period time charters (which can last up to several years) and in drybulk carrier pools.

Total TCE revenue increased during the first quarter of 2006 compared to the first quarter of 2005, primarily as a result of an increase in the average number of vessels operated, from an average of 8.6 vessels in the first quarter of 2005 to an average of 27 vessels in the first quarter of 2006 offset by a decline in the average daily TCE rate from $36,430 in the first quarter of 2005 to $21,324 in the first quarter of 2006.

Vessel operating expenses increased to $10.5 million for the first quarter of 2006 compared to $3.9 million for the first quarter of 2005. The increase is attributable to the increase in the number of vessels operated from an average of 8.6 vessels for the first quarter of 2005 to an average of 27 vessels for the first quarter of 2006, offset by a lower daily vessel operating expenses decreasing from $5,081 per day for the first quarter of 2005 to $4,318 per day for the first quarter of 2006. This decrease is primarily a result of a younger fleet and no deliveries in the first quarter of 2006, whereas 11 vessels were delivered to the Company during the first quarter of 2005. Generally the delivery of vessels entails additional associated costs.

Depreciation and amortization increased to $13.8 million in the first quarter of 2006 compared to $3.1 million in the first quarter of 2005. This was a direct result of the increase in the Company's fleet from an average of 8.6 vessels in the first quarter of 2005 to an average of 27 vessels in the first quarter of 2006.

Management fees increased to $1.4 million in the first quarter of 2006 compared to $0.5 million in the first quarter of 2005 as a direct result of the increase in the number of vessels operated from an average of 8.6 vessels in the first quarter of 2005 to an average of 27 vessels in the first quarter of 2006.

General and administrative expense increased from $0.8 million in the first quarter of 2005 to $1.0 million in the first quarter of 2006 primarily as a result of the quarterly fee of $250,000 paid to Cardiff Marine Inc. under our contract for ongoing services entered into in November 2005 and effective January 1, 2005 for services rendered by Cardiff Marine Inc. in relation to the Company's compliance with the reporting requirements under the rules of the Securities and Exchange Commission and the establishment and monitoring of internal controls over financial reporting. During the first quarter of 2005, no services were rendered under the contract and we did not incur such quarterly fee.

DryShips Inc. Fleet

As at March 31, 2006, our fleet consisted of 27 vessels.

During the three month period ended March 31, 2006, the Company operated the following types of vessels:

                                                Capesize       Panamax     Handymax         Total
                                             ---------------------------------------------------
Average number of vessels during period             4.00         21.00         2.00         27.00
Number of vessels at end of period                  4.00         21.00         2.00         27.00
Dwt at end of period                             657,256     1,512,456       94,503     2,264,215
Dwt as percentage of total fleet                  29.03%        66.80%        4.17%       100.00%
Average age at end of period                      10.50          11.81         8.00         11.33


Financial Statement Data

The following are DryShips Inc.'s Unaudited Condensed Income Statement Data for the three-month periods ended March 31, 2006 and March 31, 2005:

(Expressed in thousands of U.S. Dollars except for share and per share data)
                                                           3 Months Ended          3 Months Ended
                                                            March 31, 2006         March 31, 2005
                                                          ------------------      -----------------
                                                         Restated Unaudited       Restated Unaudited
INCOME STATEMENT DATA
Voyage revenues                                               $54,809                  $30,165
Voyage expenses and voyage expenses - related party             4,577                    2,143
Bunkers                                                         (541)                    (175)
Vessels operating expenses                                     10,492                    3,933
Depreciation and amortization                                  13,766                    3,090
Management fees - related party                                 1,444                      549
General and administrative expenses and general and
administrative expenses - related party                           969                      776

Operating Income                                               24,102                   19,849

Interest and finance costs, net                               (6,109)                    (402)
Other, net                                                        121                      147

NET INCOME                                                    $18,114                  $19,594

Earnings per common share, basic and diluted                    $0.60                    $0.79
Weighted average basic and diluted shares outstanding      30,350,000               24,702,222

The following are DryShips Inc.'s Condensed Balance Sheet Data as at March 31, 2006 (unaudited) and December 31, 2005:

(Expressed in thousands of U.S. Dollars)
                                                                  As at                  As at
                                                             March 31, 2006        December 31, 2005
                                                           -------------------    --------------------
                                                           Restated Unaudited
BALANCE SHEET DATA

Cash and cash equivalents                                              $7,891             $5,184
Other current assets                                                   13,503             13,593
Vessels, net                                                          851,686            864,733
Other non-current assets                                               28,877             27,049
                                                           -------------------     --------------
TOTAL ASSETS                                                         $901,957           $910,559
                                                           ===================     ==============

Current  portion  of  long-term  debt,  net  of  deferred
financing fees                                                       $107,726           $107,738
Other current liabilities                                              26,276             28,007
Long-term  debt,  net  of  current  portion  and  net  of             398,684            417,615
deferred financing fees
Other non-current liabilities                                             726                698
Total Liabilities                                                     533,412            554,058

Total Stockholders' Equity                                            368,545            356,501
                                                           -------------------     --------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           $901,957           $910,559
                                                           ===================     ==============

EBITDA Reconciliation

DryShips Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The following table reconciles Net cash provided by Operating activities to EBITDA:

(Dollars in thousands)
                                                    3 Months ended         3 Months ended
                                                    March 31, 2006         March 31, 2005
                                                   ----------------        ---------------
Net cash provided by Operating activities                  26,512                29,162
Net increase (decrease) in current assets                   1,245                 3,948
Net (increase) decrease in current liabilities,
   excluding current portion of long term debt              1,382              (10,900)
Amortization of deferred revenue                              361                   527
Amortization of free lubricants                              (40)                  (29)
Change in fair value of derivatives                         1,705                     -
Net interest expense                                        6,109                   402
Amortization of deferred financing costs included in
   interest expense                                         (121)                  (24)
Payments for dry-docking costs                                836                     -
EBITDA                                                     37,989                23,086

Fleet List

The table below describes in detail our fleet development and current employment profile as of June 5th, 2006:

                     Year                                  Current        Redelivery
                     Built     Deadweight Type           Employment   Earliest  Latest
Capesize
Manasota             2004     171,061 Capesize              $46,000     Sep-06  Nov-06
Alameda              2001     170,662 Capesize              $28,000     Feb-07  Apr-07
Shibumi              1984     166,058 Capesize       Spot - $20,000
Netadola             1993     149,475 Capesize       Spot - $29,250
Panamax
Conrad Oldendorff    2002      76,623 Panamax               $42,000     Nov-06  Feb-07
Coronado             2000      75,706 Panamax        Spot - $16,750
Waikiki              1995      75,473 Panamax        Spot - $15,500
Mostoles             1981      75,395 Panamax     Baumarine $11,576
Linda Oldendorff     1995      75,100 Panamax               $43,250     Jul-06  Oct-06
Sonoma               2001      74,786 Panamax     Baumarine $15,905
Catalina             2005      74,432 Panamax               $18,100     Sep-06  Oct-06
Ocean Crystal        1999      73,688 Panamax               $17,900     Jul-06  Jul-06
Padre                2004      73,601 Panamax               $17,800     Jul-06  Jul-06
Toro **              1995      73,034 Panamax     Baumarine $15,739
Xanadu               1999      72,270 Panamax               $35,000     Jun-06  Sep-06
La Jolla             1997      72,126 Panamax        Spot - $17,500
Lacerta **           1994      71,862 Panamax     Baumarine $15,646
Panormos **          1995      71,747 Panamax     Baumarine $16,237
Paragon              1995      71,259 Panamax               $30,000     Aug-06  Oct-06
Iguana               1996      70,349 Panamax               $16,500     Jul-06  Jul-06
Daytona **           1989      69,703 Panamax     Baumarine $13,683
Lanikai **           1988      68,676 Panamax     Baumarine $13,881
Tonga **             1984      66,798 Panamax     Baumarine $11,016
Flecha               1982      65,081 Panamax     Baumarine $11,571
Striggla **          1982      64,747 Panamax     Baumarine $12,037
Maganari***          2001      75,941 Panamax               $29,000     Feb-07  May-07
                                                            $18,400     Feb-08  Jul-08
Handymax
Alona                2002      48,640 Handymax              $19,900     Sep-06  Nov-06
Matira               1994      45,863 Handymax              $15,800     Sep-06  Nov-06
Hille Oldendorff**** 2005      55,566 Handymax              $20,020     Jan-07  May-07
DRYSHIPS FLEET              2,395,722

* Where the Redelivery column is left blank it signifies that the vessel is trading in the spot market. For those vessels where rates are quoted, the Company has calculated the estimated rates under current specific contracted voyages. The Company gives no guarantee that these rates are correct, or that the rates are sustainable beyond the duration of the current voyage. The quoted rates are not indications of future earnings and the Company gives no assurance or guarantee of future rates after the current voyage.

** Indicates vessels that are trading in the Baumarine Pool. Rates quoted refer to the vessels' earnings as last reported, usually the previous month's earnings.

*** Maganari has been fixed on a direct continuation at $18,400 per day for 12 months. Earliest and latest redelivery dates are February 2007 and May 2007 respectively.

**** Hille Oldendorff is employed under a bareboat charter.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in the Company's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the U.S. Securities and Exchange Commission.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             DryShips Inc.
                                   ---------------------------------
                                             (Registrant)


Dated:  June 29, 2006              By: /s/ Christopher J. Thomas
                                   ----------------------------------
                                      Christopher J. Thomas
                                      Chief Financial Officer





SK 23113 0002 681816 v4